[GRAPHIC OMITTED] AHOLD                                             July 3, 2007

                                                                   Press Release

AHOLD COMPLETES SALE OF ITS POLISH RETAIL OPERATION

Amsterdam, The Netherlands, July 3, 2007 - Ahold today announced it has successfully completed the sale of its Polish retail operation to an affiliate of French retailer Carrefour.

Ahold and Carrefour announced the transaction on December 4, 2006. The closing was subject to the fulfillment of certain conditions, including antitrust approval, which was obtained on June 29, 2007.

The transaction is valued at EUR 375 million, and consists of a cash consideration and assumed debt. The final purchase price is subject to customary price adjustments.

Ahold Press Office: +31 (0)20 509 5343

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